Exhibit 4.8

Schedule of Officers’ Certificates

delivered pursuant to Section 301 of the Indenture dated September 10, 1997 by and between Waste Management, Inc. and The Bank of New York Mellon Trust Company, N.A., as

Trustee, establishing the terms and form of Waste Management, Inc.’s Outstanding Senior Notes

Principal Amount Issued		Interest Rate (per annum)	Issue Date	Maturity Date	CUSIP	Interest Payment Dates
$600 million	*	7.00%	7/17/1998	7/15/2028	902917AH6	January 15; July 15
$250 million	*	7.375%	12/21/1999	5/15/2029	94106LAG4	May 15; November 15
$500 million	*	7.75%	5/21/2002	5/15/2032	94106LAN9	May 15; November 15
$600 million	*	6.125%	11/12/2009	11/30/2039**	94106LAV1	May 30; November 30
$600 million		4.75%	6/8/2010	6/30/2020**	94106LAW9	June 30; December 30
$400 million		4.60%	2/28/2011	3/1/2021**	941063AQ2	March 1; September 1
$500 million		2.90%	9/12/2012	9/15/2022**	94106LAY5	March 15; September 15
$350 million		3.50%	5/8/2014	5/15/2024**	94106LAZ2	May 15; November 15
$600 million		3.125%	2/26/2015	3/1/2025**	94106LBA6	March 1; September 1
$450 million		3.90%	2/26/2015	3/1/2035**	94106LBB4	March 1; September 1
$750 million		4.10%	2/26/2015	3/1/2045**	94106LBC2	March 1; September 1
$500 million		2.40%	5/16/2016	5/15/2023**	94106LBD0	May 15; November 15
$750 million		3.150%	11/8/2017	11/15/2027**	94106LBE8	May 15; November 15
$750 million		2.950%	5/22/2019	6/15/2024**+	94106LBF5	June 15; December 15
$750 million		3.200%	5/22/2019	6/15/2026**+	94106LBH1	June 15; December 15
$1 billion		3.450%	5/22/2019	6/15/2029**+	94106LBG3	June 15; December 15
$500 million		4.000%	5/22/2019	6/15/2039**+	94106LBJ7	January 15; July 15
$1 billion		4.150%	5/22/2019	6/15/2049**	94106LBK4	January 15; July 15

8
*

Each of these series of Senior Notes have been partially redeemed, such that the remaining outstanding principal amount of such Senior Notes as of December 31, 2019 was $330.4 million due 2028, $81.1 million due 2029, $152.9  million due 2032 and $251.8 million due 2039.

**

Each of these series of Senior Notes contain a Change of Control Offer covenant that provides, if a change of control triggering event occurs, each holder of the notes may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any, to the date of purchase.

+

On April 14, 2019, Waste Management, Inc. (“WM”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Advanced Disposal Services, Inc. (“Advanced Disposal”) and Everglades Merger Sub Inc. (“Merger Sub”), an indirect wholly owned subsidiary of WM. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Advanced Disposal (the “Merger”), with Advanced Disposal continuing as the surviving corporation and as WM’s indirect wholly owned subsidiary.  Each of these series of Senior Notes contain a Special Mandatory Redemption that provides, if the Merger is not completed by July 14, 2020, or if, on or prior to such date, the Merger Agreement is terminated for any reason, WM will be required to redeem all of such outstanding Senior Notes at a price equal to 101% of the principal amount, plus accrued interest, if any, to the date of purchase.

This schedule is provided in accordance with Instruction 2 to Regulation S-K Item 601, as each of the series of Senior Notes is governed by an instrument that differs only in the material respects set forth in the schedule above from the Officers’ Certificate identified as Exhibit 4.6. Each of the series of Senior Notes identified above is also guaranteed by Waste Management Holdings, Inc. in favor of The Bank of New York Mellon Trust Company, N.A., as Trustee for the holders of Waste Management, Inc.’s Senior Notes.